Mail Stop 3561

April 9, 2009

<u>Via Fax & U.S. Mail</u>

Ms. Melissa D. Smith
Chief Financial Officer
97 Darling Avenue
South Portland, Maine 04106

> **Re: Wright Express Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-32426**

Dear Ms. Smith:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Item 1 – Business, page 1</u>

1. So that an investor will have a better understanding of the nature of how your payment processing business operates as well as how you generate revenues from these activities, we suggest that you more clearly enhance your business section to describe it in plain English.   Specifically, a narrative discussion that includes the use of an example describing a typical payment processing service revenue transaction would appear beneficial to readers.   It appears that your business model uses a "closed-loop" network that requires the customer to use a Wright charge card (or other payment medium) to purchase fuel, maintenance services, etc. from various locations included in your network..   From processing transactions made by customers with your card, we presume that it allows you access to both the cardholder and the merchant side of each transaction whereby you retain the entire value in a transaction, including the entire discount fee charged to the merchant.   In discussing your business model in a more transparent manner with an example of how a typical transaction works, please also explain how the inherent volatility of gasoline prices can significantly impact your revenues and operating margins and why you use derivative instruments to mitigate the impact of this volatility.   Please also describe the typical payment terms used for your customers and how deposits and borrowed federal funds come into play in funding your cash needs.   You should also describe the main risks (e.g. gas price, interest rates, credit losses, etc.) that you face within your business model.   Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Liquidity, Capital Resources and Cash Flows, page 25

2. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding.   Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Consolidated Statements of Cash Flows, page 40

3. We note your disclosure of "payments in lieu of issuing shares of common stock" as a cash outflow from financing activities on the statement of cash flows. Please explain to us the nature of these transactions and how you accounted for such payments.

4. We note that the amount of stock based compensation presented on the statement of cash flows as an adjustment to reconcile net income to net cash provided by (used for) operating activities, does not agree to the amount presented on the statements of stockholders' equity within additional paid-in capital. Please revise or explain to us the nature of this discrepancy.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 41

- Revenue Recognition, page 44

5. We note that "Other Revenues" include interest and dividends earned as well as other realized gains and losses on investments in available-for-sale securities. The items included in revenues should relate to your ongoing major or central operations as provided in paragraph 78 of FASB Concept Statement No. 6.   In addition, the guidance in Rule 5-03(b)(7)-(8) of Regulation S-X provides that these items should be classified as "non-operating" in the consolidated statements of income.   Furthermore, it appears inconsistent to classify the above items within revenues when the impact of derivative instruments used to manage fuel-price related earnings more closely impact your ongoing major operations and you have elected to classify the net gains and losses from these fuel price derivative instruments as "non-operating" on your consolidated statements of income.   Therefore, please advise or revise your presentation to reclassify the interest and dividends earned as well as the realized gains and losses on investment securities from revenues to a "non-operating" item on the consolidated statements of income.

6. We note your disclosure that revenues are presented net of rebates and incentives provided to customers. To the extent the amounts are material, please revise future filings to disclose the amount of these rebates and incentives recorded as reductions to revenue.

Note 15. Tax Receivable Agreement, page 61

7. We note your disclosure that in both 2008 and 2007 there was a reassessment of the blended tax rates that are projected into the future and as a result a charge was made to non-operating expense in 2008 and non-operating income was recorded in 2007. Please provide us more details as to the nature of the reassessment of the blended tax rates including the reasons for the reassessments in each period and explain to us how this affects the tax receivable agreement liability. As part of your response, please tell us why this reassessment of the blended tax rate is not considered a correction of an error. Also, please tell us why you believe it is appropriate to record these amounts as income or expense in 2008 and 2007.

Note 21. Segment Information, page 68

8. We note your disclosure of the provision for income taxes allocated to each segment. Please revise future filings to reconcile these amounts to the consolidated amount shown on your statements of income. See paragraph 32(d) of SFAS No. 131.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(207) 523-7797